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                                                                       Exhibit 2
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               [THIRD POINT MANAGEMENT COMPANY L.L.C. LETTERHEAD]

September 8, 2000

Mr. William P. Stiritz,
Chief Executive Officer
Agribrands International Inc.
9811 South Forty Drive
St. Louis, MO  63124

Dear Mr. Stiritz:

Third Point Management Company L.L.C., as investment manager of Third Point Partners L.P. and its affiliates has been a significant Agribrands shareholder since March 1998, the time of the company's spin-off from Ralston Purina Company. We recently added to our position following the announcement of Agribrands' sale to Ralcorp, a company with which you are personally affiliated as Chairman.

Make no mistake. Our recent purchases that have pushed us over the 5% threshold are not a vote of support for the Ralcorp merger. On the contrary, we believe that the transaction is not in the interests of Agribrands shareholders, has no strategic purpose, and does not obtain full or fair value for Agribrands in exchange for a change of control. And, lest you dismiss our efforts as those of a quick-buck artist or pernicious arbitrageur, remember that we have been patient shareholders for over two and one half years and only increased our stake by 1% of the outstanding shares to have the opportunity to voice our complaint in a securities filing where we believe our strong opposition will be taken seriously and heard widely.

Based on the current trading level of approximately $41.00 per share (reflecting the market's perception of the deal's value and 2 points higher than the woefully inadequate $39.00 cash option offered for up to 20% of the outstanding shares), you have offered a modest premium of only 14% over the closing price $36.25 prior to the announcement and 23% below the price of $53 9/16 reached on November 27, 1999.

Moreover, the current price represents only 2.9X Agribrands' Enterprise Value to EBITDA and only 9.2X Prudential Securities estimated earnings for the Fiscal



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Year ended August 31, 00 and 7.9X next year's estimated earnings. These estimates do not take into consideration the $10 million surrender value of the $102 million insurance policy taken out on your life, nor the potentially sizeable award Agribrands might be entitled to as part of the class entitled to the $242 million settlement of class-action claims against Roche Holding AG and five others in connection with their price fixing of vitamins used to fortify animal feeds and processed foods.

Notwithstanding the existence of a "fairness opinion", we believe that there is nothing fair about either the price or the manner in which the sales process was conducted. We have contacted several competitors that one could consider potential buyers. They were aware Agribrands had sold itself to Ralcorp, a private label cookie and bisquit manufacturer but they, as we, could not understand the strategic sense of the deal. Furthermore, none of the executives we contacted had been made aware that Agribrands had been put up for sale, nor had they had the opportunity to bid against your affiliate, Ralcorp, for control of the company, its $160 million cash balance, and its $90 million per year EBITDA stream.

In addition to strategic buyers and in light of Agribrands' steady cash flow, low capital needs and hefty cash hoard of $14.00 per share (net of debt and unfunded pension liabilities) we believe that Agribrands could make an attractive acquisition to a financial buyer in significant excess to the acquisition price offered by Ralcorp.

We also believe that a number of financial restructuring scenarios would deliver immediate superior value to Agribrands shareholders. Such restructuring transactions include, but are not limited to, a leveraged recapitalization, Dutch tender offer, or special dividend. Instead, you and the board have squandered the opportunity to realize value for your shareholders by entering into this ill-conceived and unfair transaction with an affiliated company with which there is no strategic rationale.

The transaction raises further concerns about your exercise of fiduciary duty; this is not the first time that you have apparently put your personal interests above those of the shareholders whom you serve.



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Specifically, during fiscal 1998 you were awarded options on 1.0 million shares, or over 10% of the company's float, based on today's share count. You were then awarded options on an additional 500,000 shares (another 5% of the company equity) in the beginning of fiscal 1999 after concerns about the Asian crisis drove the share price down to a temporary panic level of $21.00 per share. This award was granted just prior to the announcement on September 25 of the companies authorization of a 2 million share buy back and prior to the October
28 announcement of the quarterly results for the period ended August 28, 1998 in which the company substantially beat analyst expectations.

One can only assume that you had prior knowledge of both these events when you were awarded the second round of options. While the proxy statement makes reference to external compensation consultants and the use of a Black Scholes model, neither of these safeguards could have been factored in the market panic or the information that you likely possessed when you chose to set the option exercise price.

During this period in which you have been so richly rewarded, Agribrands shares have been basically flat, rising a meager 1/2 point from the 35 3/4 close on the March 27, 1998 spin date to 36 1/4 on the day prior to the announcement of the sale to Ralcorp. At today's price the shares have increased about 15% (annualized rate of return of about 5.8%) over the 2.5 year period. During the same period, the S&P has risen 36.4% (13.5% annualized) and the publicly traded comparable company, Nutreco Holding N.V., has risen 64.2% (22.4% annualized).

Yet, you are quoted in the company press release of August 8, "The respective spin-offs of Ralcorp and Agribrands from Ralston Purina Company have now been successful." But by whose measure? In my business, fund management, we are measured by the rate of return earned for our investors. (Our returns have been quite good, averaging over 35% per annum for over five years notwithstanding the drag from our investment in Agribrands.) From such an investor's perspective the performance of Agribrands and Ralcorp has been dismal. The propitious timing and pricing of your option grants have yielded you a profit of over $14.0 million. It would appear that the success you speak of is your profits on your options, not that of your shareholders.



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Your strategy of combining these two businesses is indefensible in every way.
There are no possible strategic synergies or benefits to this transaction. In particular this transaction does nothing for Agribrands shareholders. It appears to us that this transaction enables Ralcorp and management to use Agribrands' considerable cash balance and ongoing cash balances to finance the growth in Ralcorp's business that has no connection with Agribrands' business. We are convinced that the value of these assets can be realized in a much more efficient way. We have no interest in allowing you to strip these assets at an unfair price to use as you see fit. Agribrands' cash and cash flows belong to Agribrands' shareholders. They are not to be used to serve the empire-building desire of Ralcorp's management team.

Your track record in taking steps to enhance shareholder value has been singularly unimpressive. You have not demonstrated the ability to significantly increase the value of either of these companies as independent concerns. Why should shareholders conclude that a merger of these two companies, with no synergies between them, under your continued leadership, would somehow improve their position?

We are not alone in opposing the merger with Ralcorp. Based on our informal conversations with other large shareholders who share our frustration, we believe that it is unlikely that you will obtain the required 2/3 majority to approve the transaction. Furthermore, we have had informal discussions with investment bankers and potential strategic acquirers. We believe that there will be significant interest in Agribrands if it were put up for sale in a fair and open process. This interest may materialize even if such a process were not initiated. Accordingly, we urge you to waive the $5.0 million break-up fee, to officially put the company up for sale and to consider other alternatives such as an LBO or recapitalization of the Company in order to maximize shareholder value.

Very truly yours,

/s/ Daniel S. Loeb

Daniel S. Loeb,
Managing Member